Exhibit 8.1

Principal Subsidiaries and Affiliated Entity of The Registrant

Name of Subsidiary	Jurisdiction of Incorporation
UCLOUDLINK (SINGAPORE) PTE. LTD.	Singapore
HONG KONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED	Hong Kong
PetAIVerse Holding Inc.	Cayman Islands
UCLOUDLINK (IRELAND) LIMITED	Ireland
UCLOUDLINK UK LIMITED	the United Kingdom
UCLOUDLINK SDN. BHD.	Malaysia
UCLOUDLINK (VIETNAM) COMPANY LIMITED	Vietnam
UCLOUDLINK (HK) LIMITED	Hong Kong
Ucloudlink (America), Ltd.	The United States
uCloudlink Japan Co., Ltd.	Japan
Shenzhen uCloudlink Co., Ltd.	Mainland China
Beijing uCloudlink Technology Co., Ltd.	Mainland China
Shenzhen Ucloudlink Technology Limited	Mainland China
Shenzhen uCloudlink Network Technology Co., Ltd.	Mainland China
Beijing uCloudlink New Technology Co., Ltd.	Mainland China
Shenzhen Yulian Cloud Technology Co., Ltd.	Mainland China

Name of Consolidated Affiliated Entity	Jurisdiction of Incorporation
UCLOUDLINK (UK) CO. LTD	the United Kingdom